FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement Nos. 333-290665 and 333-290665-01
Dated November 4, 2026

PLUS due March 3, 2028

Payments on the PLUS Based on the Value of the Invesco S&P 500® Equal Weight ETF

Performance Leveraged Upside SecuritiesSM

Fully and Unconditionally Guaranteed by Bank of America Corporation

Principal at Risk Securities

This document provides a summary of the terms of the securities. Investors must carefully review the accompanying preliminary pricing supplement referenced below, product supplement, prospectus supplement and prospectus, and the “Risk Considerations” on the following page, prior to making an investment decision.

Hypothetical Payoff Diagram

––– PLUS	– – – Underlying Performance

The graph above and the table below reflect a hypothetical maximum payment at maturity of $1,143.50. The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Payment at Maturity
Change in the Performance of the Underlying Shares	Payment at Maturity
+50.000%	$1,143.50
+40.000%	$1,143.50
+30.000%	$1,143.50
+20.000%	$1,143.50
+10.000%	$1,143.50
+7.175%	$1,143.50
+3.000%	$1,060.00
0.000%	$1,000.00
-10.000%	$900.00
-20.000%	$800.00
-30.000%	$700.00
-40.000%	$600.00
-50.000%	$500.00
-60.000%	$400.00
-70.000%	$300.00
-80.000%	$200.00
-90.000%	$100.00
-100.000%	$0.00

The PLUS do not guarantee the repayment of principal and do not provide for the regular payment of interest. The PLUS are for investors who seek an equity fund-based return and who are willing to risk their principal and forgo current income in exchange for the leverage feature, which applies for a limited range of upside performance of the underlying shares.  The PLUS are our senior debt securities. Any payments on the PLUS are fully and unconditionally guaranteed by Bank of America Corporation (“BAC”). The PLUS are issued as part of BofA Finance LLC’s (“BofA Finance”) “Medium-Term Notes, Series A” program.

SUMMARY TERMS
Issuer:	BofA Finance
Guarantor:	BAC
Underlying shares:	Shares of the Invesco S&P 500® Equal Weight ETF (Bloomberg symbol: “RSP UP”)
Stated principal amount:	$1,000.00 per PLUS
Issue price:	$1,000.00 per PLUS
Pricing date:	November 30, 2026
Original issue date:	December 3, 2026 (3 business days after the pricing date)
Maturity date:	March 3, 2028
Payment at maturity:

You will receive at maturity a cash payment per PLUS as follows:

●If the final share price is greater than the initial share price:

$1,000 + leveraged upside payment

However, in no event will the payment at maturity exceed the maximum payment at maturity.

●If the final share price is less than or equal to the initial share price:

$1,000 × share performance factor

Under these circumstances, the payment at maturity will be less than or equal to the stated principal amount of $1,000.

Initial share price:	The closing price of the underlying shares on the pricing date
Final share price:	The closing price of the underlying shares on the valuation date times the adjustment factor on such date
Leveraged upside payment:	$1,000.00 × leverage factor × share price percent increase
Share price percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	The final share price divided by the initial share price
Leverage factor:	200.00%
Adjustment factor:

1.0, subject to adjustment in the event of certain events relating to the underlying shares as described in “Description of the Notes—Anti-Dilution and Discontinuance Adjustments Relating to ETFs” beginning on page PS-23 of the accompanying product supplement.

Maximum payment at maturity:	At least $1,143.50 per PLUS (at least 114.35% of the stated principal amount). The actual maximum payment at maturity will be set on the pricing date.
Valuation date:	February 29, 2028, subject to postponement as set forth in “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Dates” in the accompanying product supplement.
CUSIP / ISIN:	09712CEV1 / US09712CEV19
Listing:	The PLUS will not be listed on any securities exchange.
Estimated value on the pricing date:	Expected to be between $920.00 and $970.00 per $1,000 in principal amount of PLUS. See “Structuring the PLUS” in the preliminary pricing supplement.
Preliminary pricing supplement	https://www.sec.gov/Archives/edgar/data/70858/000191870426034544/form424b2.htm

The pricing date, issue date and other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the PLUS.

You will find a link to the accompanying preliminary pricing supplement for the PLUS above and links to the accompanying product supplement, prospectus supplement and prospectus for the PLUS under “Additional Information about the PLUS” in the preliminary pricing supplement, which you should read and understand prior to investing in the PLUS.

This free writing prospectus is a summary of the terms of the PLUS and factors that you should consider before deciding to invest in the PLUS. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the SEC, which may, without cost, be accessed on the SEC website at www.sec.gov or obtained from BofA Securities, Inc. (“BofAS”) by calling 1-800-294-1322. Before you invest, you should read this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus for information about us, BAC and this offering.

Underlying Shares

For information about the underlying shares, including historical performance information, see the accompanying preliminary pricing supplement.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Structure-related Risks

▪Your investment may result in a significant loss; there is no guaranteed return of principal.

▪The return on the PLUS will be limited to the maximum payment at maturity.

▪The PLUS do not bear interest.

▪Your return on the PLUS may be less than the yield on a conventional debt security of comparable maturity.

▪The payment at maturity will not reflect changes in the price of the underlying shares other than on the valuation date.

▪Any payments on the PLUS are subject to our credit risk and the credit risk of the guarantor, and any actual or perceived changes in our or the guarantor’s creditworthiness are expected to affect the value of, or any amounts payable on, the PLUS.

▪We are a finance subsidiary and, as such, have no independent assets, operations, or revenues.

Valuation- and Market-related Risks

▪The price to public you pay for the PLUS will exceed their initial estimated value.

▪The initial estimated value does not represent a minimum or maximum price at which we, BAC, BofAS or any of our other affiliates would be willing to purchase your PLUS in any secondary market (if any exists) at any time.

▪We cannot assure you that a trading market for your PLUS will ever develop or be maintained.

Conflict-related Risks

▪Trading and hedging activities by us, the guarantor and any of our other affiliates, including BofAS, may create conflicts of interest with you and may adversely affect your return on the PLUS and their market value.

▪There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours.

Underlying Shares-related Risks

▪The performance of the RSP may not correlate with the performance of its underlying index as well as the net asset value per share of the RSP, especially during periods of market volatility.

▪The anti-dilution adjustments will be limited.

▪The sponsor or investment advisor of the RSP may adjust the RSP in a way that affects its prices, and the sponsor or investment advisor has no obligation to consider your interests.

Tax-related Risks

▪The U.S. federal income tax consequences of an investment in the PLUS are uncertain, and may be adverse to a holder of the PLUS.

Tax Considerations

You should review carefully the discussion in the accompanying preliminary pricing supplement under the caption “Additional Information About the PLUS—Tax considerations” concerning the U.S. federal income tax consequences of an investment in the PLUS, and you should consult your tax adviser.

2